UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Merge Healthcare Incorporated

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

589499102

(CUSIP Number)

Robert Saperstein 330 Madison Avenue New York, NY 10017 (212) 901-9402
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 11 Pages)

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Guggenheim Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	12,081,603 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	12,081,603 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,081,603 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	This figure includes 12,077,500 shares of Common Stock (as defined herein) obtainable upon conversion of 50,000 shares of Preferred Stock beneficially owned by the Reporting Persons.

(2)	Based on approximately 110,534,265 shares of Common Stock outstanding, which is the sum of the 98,456,765 shares of Common Stock reported by the Issuer as outstanding as of February 25, 2015, and the approximately 12,077,500 shares of Common Stock issuable by the Issuer to the Reporting Persons upon conversion of the 50,000 shares of Preferred Stock beneficially owned by the Reporting Persons.

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Guggenheim Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	12,081,603 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	12,081,603 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,081,603 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	This figure includes 12,077,500 shares of Common Stock (as defined herein) obtainable upon conversion of 50,000 shares of Preferred Stock beneficially owned by the Reporting Persons.

(2)	Based on approximately 110,534,265 shares of Common Stock outstanding, which is the sum of the 98,456,765 shares of Common Stock reported by the Issuer as outstanding as of February 25, 2015, and the approximately 12,077,500 shares of Common Stock issuable by the Issuer to the Reporting Persons upon conversion of the 50,000 shares of Preferred Stock beneficially owned by the Reporting Persons.

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Guggenheim Partners Investment Management Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	12,081,603 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	12,081,603 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,081,603 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	This figure includes 12,077,500 shares of Common Stock (as defined herein) obtainable upon conversion of 50,000 shares of Preferred Stock beneficially owned by the Reporting Persons.

(2)	Based on approximately 110,534,265 shares of Common Stock outstanding, which is the sum of the 98,456,765 shares of Common Stock reported by the Issuer as outstanding as of February 25, 2015, and the approximately 12,077,500 shares of Common Stock issuable by the Issuer to the Reporting Persons upon conversion of the 50,000 shares of Preferred Stock beneficially owned by the Reporting Persons.

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Guggenheim Partners Investment Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	12,077,500 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	12,077,500 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,077,500 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (2)
14.	TYPE OF REPORTING PERSON OO

(1)	This figure represents the number of shares of Common Stock obtainable upon conversion of 50,000 shares of Preferred Stock beneficially owned by the Reporting Persons.

(2)	Based on approximately 110,534,265 shares of Common Stock outstanding, which is the sum of the 98,456,765 shares of Common Stock reported by the Issuer as outstanding as of February 25, 2015, and the approximately 12,077,500 shares of Common Stock issuable by the Issuer to the Reporting Persons upon conversion of the 50,000 shares of Preferred Stock beneficially owned by the Reporting Persons.

SCHEDULE 13D

Item 1.                                Security and Issuer

This statement relates to the common stock, par value $0.01 per share, (the “Common  Stock”) of Merge Healthcare Incorporated (the “Issuer”).  The address of the principal executive offices of the Issuer is 350 North Orleans Street, 1st Floor, Chicago, Illinois 60654.

Item 2.                                Identity and Background

This statement is being filed to report the shares of Common Stock that may be acquired upon conversion of Series A Convertible Preferred Stock, par value $0.01 per share, (the “Preferred Stock”) held directly by each of Guggenheim Private Debt Fund Note Issuer, LLC (“GPDF”), NZC Guggenheim Fund LLC (“NZCG”), Maverick Enterprises, Inc. (“Maverick”) and Verger Capital Fund LLC (“Verger” and, together with GPDF, NZCG and Maverick, the “Investors”). Guggenheim Partners Investment Management, LLC (“GPIM”) serves as manager to each of GPDF and NZCG, as investment manager to Maverick, and as sub-advisor to Verger.  Guggenheim Partners Investment Management Holdings, LLC (“GPIMH”) is the majority owner of GPIM.  Guggenheim Partners, LLC (“Guggenheim Partners”) is the majority indirect owner of GPIMH.  Guggenheim Capital, LLC (“Guggenheim Capital”) is the majority owner of Guggenheim Partners, LLC.  In such capacities, GPIM, GPIMH, Guggenheim Partners and Guggenheim Capital may be deemed to beneficially own the shares of Common Stock that may be acquired upon conversion of the Preferred Stock held directly by each of GPDF, NZCG, Maverick and Verger.

This statement also reports shares of Common Stock held in mutual funds advised by an indirect, wholly-owned subsidiary of GPIMH.

The principal business address of GPIM is 100 Wilshire Boulevard, 5th Floor, Santa Monica, California, 90401.  The principal business address of each of GPIMH, Guggenheim Partners and Guggenheim Capital is 227 West Monroe Street, Chicago, Illinois 60606.

Each of GPIM, Guggenheim Partners and Guggenheim Capital is an institutional investment manager.  GPIMH is a holding company over GPIM.  Each of the Reporting Persons is a Delaware limited liability company.

None of the Reporting Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                Source and Amount of Funds or Other Consideration.

On February 25, 2015, the Investors entered into a Purchase Agreement with the Issuer (the “Purchase Agreement”), pursuant to which an aggregate number of 50,000 shares of Preferred Stock were issued and sold by the Issuer to the Investors for an aggregate purchase price of $50,000.000.  This included:  (1) 40,340 shares of Preferred Stock acquired for $40,340,000 for the account of GPDF; (2) 9,090 shares of Preferred Stock acquired for $9,090,000 for the account of NZCG; (3) 455 shares of Preferred Stock acquired for $455,000 for the account of Maverick; and (4) 115 shares of Preferred Stock acquired for $115,000 for the account of Verger.

The funds used for the purchase of the Shares reported herein were the working capital of the each of the Investors.

SCHEDULE 13D

Item 4.                                Purpose of Transaction.

The disclosure set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Pursuant to the Purchase Agreement, on February 25, 2015, the Issuer issued and sold to the Investors 50,000 shares of Preferred Stock, at an issuance price of $1,000 per share of Preferred Stock, in a private placement pursuant to Rule 4(a)(2) under the Securities Act of 1933 (the “Issuance”).  The Issuer utilized a portion of the proceeds received from the Issuance to finance, in part, its acquisition of DR Systems, Inc.

The Preferred Stock was issued subject to the terms and conditions of the Certificate of Designation of Series A Convertible Preferred Stock (“Certificate of Designation”) and the Investor Rights Agreement dated February 25, 2015 between the Issuer and the Investors (“Investor Rights Agreement”).

Pursuant to the Certificate of Designation, the Preferred Stock will accrue dividends at a rate of 8.5% per annum, payable in cash on a quarterly basis for each outstanding share of Preferred Stock or, if permitted, additional shares of Preferred Stock, subject to the Issuer having profits, surplus or other funds legally available for the payment of dividends.  However, dividends shall accrue whether or not they have been declared and shall be cumulative.

Also pursuant to the Certificate of Designation, the Preferred Stock is convertible at any time, at the option of the holder, into a number of shares of Common Stock equal to the quotient determined by dividing (i) the sum of $1,000 plus any unpaid dividends on the Preferred Stock at such time, by (ii) the Conversion Price (as defined in the Certificate of Designation) then in effect, except that, without prior stockholder approval (which the Issuer has agreed, under the Purchase Agreement, to use its commercially reasonable efforts to obtain), the Preferred Stock shall not be convertible into more than 19.99% of the shares of Common Stock outstanding immediately prior to the date of issuance of the Preferred Stock.  The initial Conversion Price is $4.14, and may be adjusted from time to time pursuant to the Certificate of Designation.  Based on this initial Conversion Price, each share of Preferred Stock is initially convertible into 241.55 shares of Common Stock (the “Initial Conversion Rate”).  Also, any holder of Preferred Stock may request, at any time prior to August 25, 2015, redemption of all or any portion of the Preferred Stock held by such holder.  No shares of Preferred Stock may be transferred to any person other than an Investor or its affiliate prior to August 25, 2015.  Additional liquidation, redemption and conversion provisions are provided in the Certificate of Designation, attached hereto as Exhibit 2.

The Investor Rights Agreement affords certain rights to Investors, their affiliates and their transferees, including demand registration rights, piggyback registration rights, preemptive rights, consent rights, and director designation rights, under certain circumstances.  The Reporting Persons currently intend to nominate a director to fill a vacancy on the Issuer’s board of directors at the Issuer’s 2015 annual shareholder meeting.  Also, pursuant to the terms of the Investor Rights Agreement, the Issuer has agreed to file a registration statement covering the resale of the Common Stock issued to the Investors upon conversion of their shares of Preferred Stock.  Additional details on these rights and obligations are provided in the Investor Rights Agreement, attached hereto as Exhibit 3.

The transactions contemplated by the Purchase Agreement and the Investor Rights Agreement may result in certain actions specified in Items 4(a) through (j) of Schedule 13D, including changes in the Issuer’s board of directors.  The Reporting Persons will review, on an ongoing basis, the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase or decrease their ownership of Capital Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.  Except as

SCHEDULE 13D

otherwise provided herein, the Reporting Persons currently have no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

The summaries contained herein of the Purchase Agreement, Certificate of Designation and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 5.                                Interest in Securities of the Issuer.

(a)  GPIM may be deemed to beneficially own 12,077,500 shares of Common Stock obtainable upon conversion of the 50,000 shares of Preferred Stock held for the accounts of the Investors at the Initial Conversion Rate.  This amount represents approximately 10.9% of the Issuer’s outstanding Common Stock.  GPIMH, Guggenheim Partners and Guggenheim Capital may be deemed to beneficially own 12,081,603 shares of Common Stock, which amount includes the 12,077,500 shares of Common Stock beneficially owned by GPIM plus an additional 4,103 shares of Common Stock beneficially owned by an indirect, wholly-owned subsidiary of GPIMH.  This amount represents approximately 10.9% of the Issuer’s outstanding Common Stock.

The foregoing beneficial ownership percentage calculations are based on 110,534,265 shares of Common Stock outstanding, which is the sum of the 98,456,765 shares of Common Stock reported by the Issuer as outstanding as of February 25, 2015, and the 12,077,500 shares of Common Stock issuable by the Issuer to the Reporting Persons upon conversion of the 50,000 shares of Preferred Stock beneficially owned by the Reporting Persons at the Initial Conversion Rate.

(b)  The Reporting Persons have shared voting power and shared dispositive power with regard to the 12,077,500 shares of Common Stock obtainable upon conversion of the 50,000 shares of Preferred Stock held for the accounts of the Investors.  GPIMH, Guggenheim Partners and Guggenheim Capital have shared voting power and shared dispositive power with regard to the 4,103 shares of Common Stock beneficially owned by an indirect, wholly-owned subsidiary of GPIMH.

(c)  On February 10, 2015, a mutual fund advised by an indirect, wholly-own subsidiary of GPIMH purchased 381 shares of Common Stock, at a price of $4.46 per share, in the open market through a broker.  No transactions in the Common Stock have been effected by any of the Reporting Persons within the past 60 days, except as disclosed under Item 3 of this Schedule 13D, all of which disclosures are incorporated herein by reference.

(d)  The Investors and certain mutual funds advised by the indirect, wholly-owned subsidiary of GPIMH described in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.  Such interest of GPDF relates to more than 5% of the shares of Common Stock outstanding.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The responses set forth in Items 3 and 4 of this Schedule 13D are hereby incorporated by reference.

On April 29, 2014, the Issuer obtained a new senior secured credit facility consisting of a term loan in an aggregate principal amount of $235 million (the “Term Loan”) pursuant to a Credit Agreement (the “Credit Agreement”) by and among the Issuer, as borrower, certain subsidiaries of the Issuer, as subsidiary guarantors, the lenders party thereto from time to time (the “Lenders”) and Guggenheim Corporate Funding, LLC, as administrative agent for the Lenders (in such capacity, the “Administrative Agent”), and as lead arranger and collateral agent.  The current Lenders to the Credit Agreement include

SCHEDULE 13D

various entities advised or managed by GPIM, including GPDF, Maverick and Verger.  Also, in connection with the Term Loan, the Issuer, certain subsidiaries of the Issuer and Guggenheim Corporate Funding, LLC, as collateral agent, entered into a Security Agreement, dated as of April 29, 2014.  Guggenheim Corporate Funding, LLC is an indirect, wholly-owned subsidiary of Guggenheim Capital.

In connection with Issuance and the Issuer’s acquisition of DR Systems, Inc., on February 25, 2015, the Credit Agreement was amended (“First Amendment to Credit Agreement”), pursuant to which, among other things, the Lenders agreed to waive the requirements under the Credit Agreement that the Issuer make certain mandatory prepayments of the term loans provided thereunder with the net cash proceeds of the Preferred Stock issued in connection with the Issuance or the excess cash flow of the Issuer, if any, for the period beginning July 1, 2014 and ended on December 31, 2014, in each case, to the extent such proceeds or excess cash flows are used to pay the purchase price to acquire the common stock of DR Systems, Inc. and/or the fees, costs or expenses arising from such acquisition, the Issuance and/or the First Amendment to the Credit Agreement.  The First Amendment to the Credit Agreement also amended certain provisions of the Credit Agreement to, among other things, (i) permit the Issuance and the acquisition of the common stock of DR Systems, Inc. by the Issuer; (ii) permit the payment of the cash dividends and in-kind dividends on the Preferred Stock, subject to certain conditions; and (iii) provide for additional events of default.

The summaries contained herein of the Credit Agreement, the Security Agreement and the First Amendment to Credit Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibits 4, 5 and 6, respectively, to this Schedule 13D and are incorporated herein by reference

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1.
Purchase Agreement, dated February 25, 2015 by and among Merge Healthcare Incorporated, Guggenheim Private Debt Fund Note Issuer, LLC, NZC Guggenheim Fund LLC, Maverick Enterprises, Inc. and Verger Capital Fund LLC (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K filed by the Issuer on March 3, 2015)

2.
Certificate of Designation, dated February 25, 2015 by and among Merge Healthcare Incorporated, Guggenheim Private Debt Fund Note Issuer, LLC, NZC Guggenheim Fund LLC, Maverick Enterprises, Inc. and Verger Capital Fund LLC (incorporated by reference to Exhibit 10.4 to the current report on Form 8-K filed by the Issuer on March 3, 2015)

3.
Investor Rights Agreement, dated February 25, 2015 by and among Merge Healthcare Incorporated, Guggenheim Private Debt Fund Note Issuer, LLC, NZC Guggenheim Fund LLC, Maverick Enterprises, Inc. and Verger Capital Fund LLC (incorporated by reference to Exhibit 10.5 to the current report on Form 8-K filed by the Issuer on March 3, 2015)

4.
Credit Agreement, dated as of April 29, 2014, among Merge Healthcare Incorporated, as Borrower, the Subsidiary Guarantors party thereto, the Lenders party thereto from time to time and Guggenheim Corporate Funding, LLC, as Lead Arranger, Book Runner, Administrative Agent and Collateral Agent (incorporated by reference to Exhibit  10.1 to the current report on Form 8-K filed by the Issuer on May 5, 2014)

5.
Security Agreement, dated as of April 29, 2014, among Merge Healthcare Incorporated, the subsidiaries of Merge Healthcare Incorporated party thereto and Guggenheim Corporate Funding, LLC, as Collateral Agent (incorporated by reference to Exhibit  10.2 to the current report on Form 8-K filed by the Issuer on May 5, 2014)

6.
Waiver and First Amendment to Credit Agreement, dated as of February 25, 2015, by and among Merge Healthcare Incorporated, as Borrower, the Subsidiary Guarantors party thereto, the Lenders party thereto and Guggenheim Corporate Funding, LLC, as Administrative Agent (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K filed by the Issuer on March 3, 2015)

7.	Joint Filing Agreement of the Reporting Persons*

* Filed herewith

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 9, 2015

GUGGENHEIM CAPITAL, LLC
By:	/s/ Robert Saperstein
Name:	Robert Saperstein
Title:	Managing Director

GUGGENHEIM PARTNERS, LLC
By:	Guggenheim Capital, LLC, parent company
By:	/s/ Robert Saperstein
Name:	Robert Saperstein
Title:	Managing Director

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT HOLDINGS, LLC
By:	Guggenheim Capital, LLC, parent company
By:	/s/ Robert Saperstein
Name:	Robert Saperstein
Title:	Managing Director

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC
By:	Guggenheim Capital, LLC, parent company
By:	/s/ Robert Saperstein
Name:	Robert Saperstein
Title:	Managing Director

SCHEDULE 13D

EXHIBIT 7

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13D, dated the date hereof, with respect to the shares of common stock of Merge Healthcare Incorporated is, and any amendments thereto signed by the undersigned shall be, filed on behalf of each of the undersigned pursuant to, and in accordance with, the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:   March 9, 2015

GUGGENHEIM CAPITAL, LLC
By:	/s/ Robert Saperstein
Name:	Robert Saperstein
Title:	Managing Director

GUGGENHEIM PARTNERS, LLC
By:	Guggenheim Capital, LLC, parent company
By:	/s/ Robert Saperstein
Name:	Robert Saperstein
Title:	Managing Director

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT HOLDINGS, LLC
By:	Guggenheim Capital, LLC, parent company
By:	/s/ Robert Saperstein
Name:	Robert Saperstein
Title:	Managing Director

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC
By:	Guggenheim Capital, LLC, parent company
By:	/s/ Robert Saperstein
Name:	Robert Saperstein
Title:	Managing Director